LGX Energy Corp.

6 1/2 N. 2nd Ave., Suite 201

Walla Walla, WA 99362

July 24, 2023

SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Energy & Transportation

Washington, DC 20549

Re:	LGX Energy Corp.
Offering Statement on Form 1-A
File No. 024-12189
Requested Date: July 26, 2023
Requested Time: 4:30 p.m. Eastern

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LGX Energy Corp. (the “Company”) hereby respectfully requests that the above-referenced Tier 2 Offering Statement on Form 1-A (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

In connection with this acceleration request, the Company acknowledges that:

● should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing; and

● the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

We request that we be notified of the qualification of the Offering Statement by a telephone call to the Law Office Thomas J. Beener at (760) 715-0726 or by email (tom.beener.law@gmail.com).

Should the Staff have any additional questions or comments regarding the foregoing, please do not hesitate to contact me directly at (509) 460-2518.

Sincerely yours,

/s/ Howard Crosby
Howard Crosby
Chief Executive Officer
LGX Energy Corp.